A.G.P./ALLIANCE GLOBAL PARTNERS

590 Madison Avenue 28th Floor New York,

New York 10022

April 24, 2023

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333- 269442 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), A.G.P./Alliance Global Partners, as the lead placement agent, hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 8:00 a.m., Eastern Time on April 26, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the placement agents have distributed as many copies of the Preliminary Prospectus to dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the lead placement agent, represents that the co-placement agent has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Katherine J. Blair of Manatt, Phelps & Phillips, LLP, counsel of the lead placement agent, at (310) 312-4252 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director